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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52917

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Kabrik Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 814
(No. And Street)

New York,	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Conlin, Jr. — (212) 825-4000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

Schenker & Rosenblatt, LLC
(Name - *if individual state last, first, middle name)*

One University Plaza, Suite 311	Hackensack	NJ	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Conlin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kabrik Trading, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

STELLA L. SCOTT
Notary Public, State of New York
No. 01SC6140891
Qualified in Kings County
Commission Expires February 13, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KABRIK TRADING, LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2009

SCHENKER & ROSENBLATT, LLC
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS


CHENKER
&
OSENBLATT
L.L.C.
Certified
Public
Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' of:
Kabrik Trading, LLC

We have audited the accompanying statement of financial condition of Kabrik Trading, LLC as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kabrik Trading, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Schenker & Rosenblatt, L.L.C.

Hackensack, NJ
February 25, 2010

Schenker & Rosenblatt, LLC
Certified Public Accountants

ONE UNIVERSITY PLAZA, SUITE 311 • HACKENSACK, NJ 07601
TELEPHONE (201) 525-1222 FAX (201) 525-1004
WWW.SnRCPAS.COM INFO@SnRCPAS.COM

Kabrik Trading, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 21,146
Receivable from clearing organizations and dealers	381,435
Commissions receivable (net of allowance for doubtful accounts of $8,689)	193,643
Due from affiliate	253,178
Prepaid expenses and other assets	45,687
	895,089
Property and equipment:	
Equipment	223,071
Furniture and Fixtures	101,153
Accumulated depreciation	(320,939)
Total Property and equipment - net	3,285
Total Assets	898,374

Liabilities and Members' Deficit

Accounts payable and accrued expenses	449,620
Line of credit - bank	83,754
Subordinated debt (subordinate to claims of general creditors)	450,000
Total liabilities	983,374
Members' deficit	(85,000)
Total Liabilities and Members' Deficit	$ 898,374

See accompanying notes to the financial statements

NOTE 1 – ORGANIZATION

Kabrik Trading, LLC (the "Company") is a limited liability company organized under the laws of the State of New York. The Company acts as an introducing broker engaging in equity securities transactions for its customers. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily engages in agency-only trade execution transactions through direct access on the New York Stock Exchange floor and NASDAQ execution, program and basket trading utilizing the Company's trading desk.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents:
The Company considers all money market accounts, time deposits and certificate of deposits purchased with original maturities of three months or less to be cash equivalents.

Commissions Receivable:

Commissions receivable are stated at the amount the Company expects to collect from outstanding balances. The Company periodically reviews commissions receivable considered at risk. An allowance for doubtful accounts is recorded based on aging analysis, collection history and any other specific known account issues. Commissions receivable losses are charged against the allowance when the Company determines the account(s) is uncollectible.

Revenue and Expense Recognition:
Commission revenues and expenses are generally recorded on a trade-date basis.

Property and Equipment:
Furniture, fixtures and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using accelerated and straight-line methods over the estimated useful lives of the assets.

Income Taxes:
No provision for federal and state income taxes has been made since, as a partnership, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members on their individual tax returns. The Company is however, responsible for New York City unincorporated business tax, and provision (if warranted) has been made for such.

Use of Estimates:
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 3 – RECEIVABLE FROM CLEARING BROKERS AND DEALERS

The clearing and depository operations for customers' securities transactions are provided by clearing brokers pursuant to clearance agreements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2009, these accounts were fully collateralized by securities owned by the customers.

At December 31, 2009, the receivable from clearing brokers and dealers consists of the following:

Deposit at clearing broker	$ 150,225
Commissions received and held at clearing broker	231,210
	$ 381,435

NOTE 4 – DUE FROM AFFILIATE

Due from affiliate of $253,178 on December 31 2009, represents monies due to the Company by an affiliated entity that is commonly owned and controlled by certain members of the Company. The Company paid on behalf of the affiliate and charged the affiliate for certain services and expenses (such as rent, professional fees and office) totaling approximately $427,000. The Company was paid back approximately $174,000 by the affiliate for the aforementioned expenses.

NOTE 5 – SUBORDINATED DEBT

The subordinated debt is subordinate to claims of general creditors. The borrowings under the subordination agreements at December 31, 2009 are as follows:

Subordinated loan, 10% due February 28, 2011 to member	$ 125,000
Subordinated loan, 10% due February 28, 2011 to member	125,000
Subordinated loan, 6% due May 31, 2011 to member	200,000
	$ 450,000

The subordinated debt is available in computing net capital under the SEC's uniform net capital rule as equity borrowings. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest expense related to the subordinated debt was $37,000 for the year ended December 31, 2009. In addition, the Company must satisfy the debt-equity ratio requirement that may not exceed 70% for a period in excess of 90 days. At December 31, 2009, the Company's debt-equity ratio was 0%.

NOTE 6 – LINE OF CREDIT

On September 8, 2006, the Company established an $85,000 credit line with J.P. Morgan Chase Bank. At December 31, 2009, the Company had $83,754 outstanding borrowings on this line of credit. The (revolving) credit line is available through September of 2010 and is reviewed annually. The interest rate on the line is Prime plus 1.5% (which is 4.75% at December 31, 2009). Interest expense on this line of credit was $2,368 at December 31, 2009.

NOTE 7 – MEMBERS' EQUITY (DEFICIT)

At December 31, 2009, the Company had Class A, B and C units which consists of the following:

	Units	Profit/Loss %	Equity ($)
Class A, voting	100	50%	$ (642,975)
Class B, nonvoting	100	50	(792,846)
Class C, nonvoting	15	0	1,350,821
		100%	$ (85,000)

NOTE 8 – OPERATING LEASE

On June 15, 2007, the Company extended its existing operating lease agreement for its office space in New York City. The term of the lease is for five years commencing August 1, 2007 and expiring July 31, 2012. The lease contains provisions for escalations based on increases in certain costs (ie. electricity costs) incurred by the landlord. The rent incurred for year ended December 31, 2009 was $137,854. Minimum future lease payments are as follows:

2010	$ 141,632
2011	145,524
2012	86,237
	$ 373,393

NOTE 9 – NET CAPITAL REQUIREMENT

The Company is a registered broker-dealer and, accordingly, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined or $5,000, whichever is greater. At December 31, 2009, the Company had net capital of $48,588 which was $13,030 in excess of its required net capital of $35,558.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

In the normal course of business, the Company enters into various equity transactions as an agent. The execution, settlement, and financing of those transactions can result in off-balance sheet risk of loss not reflected on the accompanying balance sheet.

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event clients and other counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial, position, and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, client and/or other counter parties with which it conducts business. The Company monitors the market value of collateral and requests and receives additional collateral when required.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and contingencies arising out of the normal course of business. The Company intends to vigorously defend any claims and the Company's counsel believes the Company has meritorious defenses to such claims. It is management's opinion that the disposition and ultimate resolution of such claims will not have a material adverse effect on the financial position of the Company.

NOTE 12 – INCOME TAXES

The Company files its income taxes as a partnership and is therefore not subject to Federal and State income taxes. However, the Company is subject to New York City unincorporated business tax. For year ended December 31, 2009 the Company will incur a liability of approximately $30,000 for New York City unincorporated business tax.

With regard to deferred taxes, the Company uses the asset and liability method to calculate any deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. For year ended December 31, 2009, no deferred taxes was recorded as there is no material difference in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Income tax expense at December 31, 2009 consists of the following:

Current	$ 30,481

NOTE 12 – INCOME TAXES (CONTINUED)

In July 2006, the Financial Accounting Standards Board (FASB) issued ASC 740-10 (formerly FIN 48) "Accounting for Uncertainty in Income Taxes". ASC 740-10 provides guidance for how uncertain tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold will be required to be recorded as a tax benefit or expense in the current year. Adoption of ASC 740-10 is required for annual periods beginning after December 15, 2008 and is to be applied to all open tax years as of the effective date. The Company has analyzed its tax positions taken on Federal and State tax returns for all open tax years (tax years ended December 31, 2007 through 2009) for the purposes of implementing ASC 740-10 and have concluded that no provision for income taxes related to uncertain tax positions is required in their financial statements.

NOTE 13 – PROFIT-SHARING PLAN

The Company sponsors a defined contribution 401(K) profit-sharing plan covering substantially all employees with one year of service as defined in the plan agreement. Employees must meet certain vesting requirements and become fully vested after three years of service. Employer contributions are at the discretion of the Company's management. The Company made no contributions to the plan for year ended December 31, 2009.

NOTE 14 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2010, the date on which the financial statements were available to be issued. Nothing significant was noted that would require adjustment to, or additional disclosure to the financial statements as of December 31, 2009.